Filed by Stratex Networks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1834

Subject Companies: Harris Corporation (Commission
File No. 001-3863) and Stratex Networks, Inc.
(Commission File No. 000-15895)

Harris Corporation’s Microwave Communications Division
And Stratex Networks, Inc. To Merge
Combination Creates Leading Global Wireless Transmission Networks
Solutions Provider
MELBOURNE, Florida and SAN JOSE, California, September 5, 2006 — Harris Corporation (NYSE:HRS) and Stratex Networks, Inc. (Nasdaq:STXN) today announced that they have signed a definitive agreement under which Harris’ Microwave Communications Division and Stratex Networks will combine operations to form a new company named Harris Stratex Networks, Inc. With combined annual revenue of approximately $600 million, Harris Stratex Networks, Inc. will be the largest independent provider of wireless transmission network solutions and will have customers in over 150 countries.
Under terms of the agreement, Harris Corporation will contribute its Microwave Communications Division and $25 million of cash in exchange for approximately 56 percent ownership of the combined company. Stratex Networks shareholders will exchange their existing stock on a tax-free basis for approximately 44 percent ownership of the combined company. The transaction has been approved by the Boards of Directors of both companies and is expected to close in the next 3-4 months, subject to approval by Stratex Networks shareholders, regulatory approvals, and other customary closing conditions. It is expected that Harris Stratex Networks will be listed on the NASDAQ Global Market and will have a fiscal year ending June 30.
“This transaction will create a leading global communications solutions provider offering end-to-end wireless transmission solutions for mobile and fixed-wireless service providers and private networks. The new company’s solutions offering will be the broadest in the industry including transport and access microwave radios, carrier-grade Ethernet transmission systems, network management software, and turnkey field services that include network planning, engineering and implementation,” said Howard L. Lance, chairman, president and chief executive officer of Harris Corporation. “The combination of these two businesses brings together complementary global distribution channels and product offerings with minimal existing customer overlap, creating a much broader and more effective geographic footprint. Both companies have a reputation for quality and innovation as evidenced by two of the most technologically advanced product families in the industry — the Harris TRuepoint™ and the Stratex Networks Eclipse™. These product lines will continue to be supported and marketed by the new company. In addition, technology integration will provide significant potential for synergies and offer a unique value proposition for customers.”

“Combining our businesses will create a powerful company in a growing market. The combination also allows for significant economies of scale, further opportunities for innovation, and an unmatched set of solutions,” said Charles D. Kissner, chairman of Stratex Networks. “Investment in product development and sales and marketing will be leveraged across a much larger customer base. Leveraging the combined supply chain should significantly lower product costs through joint manufacturing initiatives. The new company will be a larger, more competitive, pure-play wireless technology company capable of achieving stronger financial performance than as two stand-alone companies. As a result, Harris Stratex Networks will have the financial capacity to invest in new technologies and adjacent wireless markets to fuel future growth. Innovation has been key to the improved performance these companies have achieved in the past few years, and we see this combination as enhancing that capability even more, building on clear, demonstrated momentum.”
The Eclipse licensing program initiated by Stratex Networks in January 2006 will continue to be supported by a dedicated organization within the new company. This organization will ensure that business partners participating in licensing will receive focused attention as the program continues to expand.
Guy Campbell, president of Harris’ Microwave Communications Division, will be appointed chief executive officer and lead a combined team of executives from both companies. Thomas Waechter, chief executive officer of Stratex Networks, will be appointed chief operating officer, and Sally Dudash, vice president and controller of Harris’ Microwave Communications Division, will be appointed chief financial officer. The legal headquarters of the new company will be at the current headquarters site of the Harris Microwave Communications Division in Research Triangle Park, North Carolina, with headquarters functions both there and at the current site of Stratex Networks headquarters in San Jose, California. The nine-member Board of Directors of Harris Stratex Networks will consist of a majority of independent directors, and will include four current directors of Stratex Networks, including Charles Kissner who will serve as non-executive chairman. Five of the directors will be nominated by Harris and will include Guy Campbell and Howard Lance.
Harris Corporation will consolidate the results of Harris Stratex Networks in its financial statements and reflect minority interest for the portion of the company that it will not own. The combination of the two businesses is projected to generate approximately $35 million in annual pre-tax product cost and expense synergies that are expected to be achieved in fiscal year 2008. The transaction is expected to be neutral to Harris Corporation earnings per share in fiscal year 2007 and accretive by approximately $.07 per diluted share in the fiscal year ending June 2008, excluding a one-time gain as a result of the transaction and acquisition and integration expenses. The transaction is expected to be slightly accretive to Stratex Networks earnings per share in fiscal year 2007 and accretive by approximately $.08 per diluted share in fiscal year 2008, excluding acquisition and integration expenses.
Conference call and webcast
A joint conference call with a presentation and discussion of this transaction will be held at 5 p.m. Eastern Time, September 5, 2006. The conference call will be broadcast live via the Internet through the Harris Corporation Investor Relations website at www.harris.com/announcement/ or the Stratex Networks Investor Relations website at www.stratexnetworks.com. Presentation materials for the call will be available for viewing at both the Harris and Stratex Networks Investor Relations websites. Those wishing to participate in the conference call via the telephone may dial-in at 719-457-2633, access code: 2234294. The telephone replay will be available from 8:00 p.m. Eastern Time on September 5, 2006 through midnight, Eastern Time on Tuesday, September 12, 2006 by dialing 719-457-0820, access code: 2234294. The conference call replay will also be available via webcast through the Harris Investor Relations website at www.harris.com/announcement/ and the Stratex Investor Relations website at www.stratexnetworks.com.
About Stratex Networks
Stratex Networks is one of the world’s leading providers of high-speed wireless transmission solutions. Since it was founded in 1984, Stratex has achieved international recognition for quality, innovation, and technical superiority in delivering data, voice, and video communication systems, including comprehensive service and support. Stratex, with its broad product offering and worldwide sales and support organization, is strategically positioned to serve its customers’ needs in wireless high-capacity transmission technology.
About Harris Microwave Communication Division
The Microwave Communications Division is one of four operating segments of Harris Corporation and is recognized as a global leader in point-to-point microwave digital radio communications, serving customers in more than 150 countries. It has a singular focus on wireless transmission systems and delivers complete wireless solutions and network and engineering services. Microwave Communications provides solutions for global public and private telecommunications network operators, public safety operators, utility and transportation companies, government agencies, and broadcasters. Microwave Communications has served the wireless communications market for close to five decades.
About Harris Corporation
Harris is an international communications and information technology company serving government and commercial markets in more than 150 countries. With headquarters in Melbourne, Florida, the company has annual sales of $3.5 billion and nearly 14,000 employees — including more than 6,000 engineers and scientists — dedicated to the development of best-in-class assured communications™ products, systems, and services. The company’s operating divisions serve markets for government communications, RF communications, broadcast communications, and microwave communications.
Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this release constitute “forward-looking statements.” Forward-looking statements in this release include, but are not limited to, the expected benefits and costs of the transaction; the anticipated timing of completion of the transaction; any projections of earnings, revenues, cost of goods sold, expenses, synergy, accretion, margins or other financial terms; any statements of plans, strategies, objectives, market penetration, and any statements of expectation or belief. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the proposed transaction within the expected time-frames or at all; integration of the operations of Harris’ Microwave Communications Division with those of Stratex Networks now may be more difficult, time-consuming or costly than expected and may not be as successful as the parties anticipate; revenues of the combined business following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) of the combined business may be greater than expected following the transaction; the ability to retain key employees in Harris’ Microwave Communications Division and at Stratex Networks subsequent to the completion of the transaction; the conditions to the completion of the transaction may not be satisfied; regulatory approvals that might be required for the transaction might not be obtained on the terms expected and obtaining any such approvals or any other necessary regulatory reviews may not occur on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; Harris’ Microwave Communications Division and Stratex Networks are subject to intense competition; the failure of either Harris’ Microwave Communication Division or Stratex Networks to protect its intellectual property rights may weaken the competitive position of the combined company; in the future third parties may assert claims, including intellectual property infringement claims that could materially adversely affect the operating results of the combined company; as well as other factors discussed in “Risk Factors” under Item 1A. of Stratex Networks’ Annual Report on Form 10-K for the most recently ended fiscal year and Stratex Networks’ other filings with the SEC (which may also be applicable to Harris’ Microwave Communication Division), which are available at http://www.sec.gov. No person assumes any obligation to update the information in this document, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.
Additional information and where to find it
This press release is for informational purposes only. In connection with the transaction, the parties will file a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).
This communication may be deemed to be solicitation material in respect of the proposed combination of Harris’ Microwave Communications Division with Stratex Networks. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus may also be obtained when available, without charge, by directing a request to Stratex Networks, Inc., 120 Rose Orchard Way, San Jose, CA 95134, Attention: Office of the Secretary, or to Harris Corporation, 1025 West NASA Blvd., Melbourne, FL 32919, Attention: Office of the Corporate Secretary.
Participants in Solicitation
Stratex Networks, Harris and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Stratex Networks stockholders in respect of the proposed transaction. Information about the directors and executive officers of Stratex Networks is set forth in the proxy statement for Stratex Networks’ 2006 Annual Meeting of Stockholders, which was filed with the SEC on July 10,

2006. Information about the directors and executive officers of Harris is set forth in the proxy statement for Harris’ 2005 Annual Meeting of Stockholders, which was filed with the SEC on September 14, 2005. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the transaction when it becomes available.
SOURCES: Harris Corporation and Stratex Networks Inc.
CONTACTS:
Harris Corporation:
Media inquiries: Brent Dietz at 321-724-3554, or brent.dietz@harris.com
Investor Relations inquiries: Pamela Padgett at 321-727-9383, or pamela.padgett@harris.com
Stratex Networks, Inc.:
Investor Relations inquiries: Mary McGowan of Summit IR Group Inc., 408-404-5401, or mary@summitirgroup.com

Communications Meeting September 2006

Forward Looking Statements Cautionary Statement Regarding Forward-Looking Statements Certain statements in this presentation constitute "forward-looking statements." Forward-looking statements in this presentation include, but are not limited to, the expected benefits and costs of the transaction; the anticipated timing of completion of the transaction; any projections of earnings, revenues, cost of goods sold, expenses, synergy, accretion, margins or other financial terms; any statements of plans, strategies, objectives, market penetration, and any statements of expectation or belief. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the proposed transaction within the expected time-frames or at all; integration of the operations of Harris' Microwave Communications Division with those of Stratex Networks now may be more difficult, time-consuming or costly than expected and may not be as successful as the parties anticipate; revenues of the combined business following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) of the combined business may be greater than expected following the transaction; the ability to retain key employees in Harris' Microwave Communications Division and at Stratex Networks subsequent to the completion of the transaction; the conditions to the completion of the transaction may not be satisfied; regulatory approvals that might be required for the transaction might not be obtained on the terms expected and obtaining any such approvals or any other necessary regulatory reviews may not occur on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; Harris' Microwave Communications Division and Stratex Networks are subject to intense competition; the failure of either Harris' Microwave Communication Division or Stratex Networks to protect its intellectual property rights may weaken the competitive position of the combined company; in the future third parties may assert claims, including intellectual property infringement claims that could materially adversely affect the operating results of the combined company; as well as other factors discussed in "Risk Factors" under Item 1A. of Stratex Networks' Annual Report on Form 10-K for the most recently ended fiscal year and Stratex Networks' other filings with the SEC (which may also be applicable to Harris' Microwave Communication Division), which are available at http://www.sec.gov. No person assumes any obligation to update the information in this document, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find it Additional information and where to find it This presentation is for informational purposes only. In connection with the transaction, the parties will file a proxy statement/prospectus with the Securities and Exchange Commission ("SEC"). This communication may be deemed to be solicitation material in respect of the proposed combination of Harris' Microwave Communications Division with Stratex Networks. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus may also be obtained when available, without charge, by directing a request to Stratex Networks, Inc., 120 Rose Orchard Way, San Jose, CA 95134, Attention: Office of the Secretary, or to Harris Corporation, 1025 West NASA Blvd., Melbourne, FL 32919, Attention: Office of the Corporate Secretary. Participants in Solicitation Stratex Networks, Harris and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Stratex Networks stockholders in respect of the proposed transaction. Information about the directors and executive officers of Stratex Networks is set forth in the proxy statement for Stratex Networks' 2006 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2006. Information about the directors and executive officers of Harris is set forth in the proxy statement for Harris' 2005 Annual Meeting of Stockholders, which was filed with the SEC on September 14, 2005. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the transaction when it becomes available.

Leading Independent Global Microwave Solutions Provider

A Bold Strategic Initiative A new public company - Harris Stratex Networks Combination of Stratex Networks and Harris Microwave Communications Division Resulting in a leading global communications solutions provider Annualized revenue of approximately $600M

Harris Stratex Networks Harris Stratex Networks Harris Stratex Networks Industry Leadership Scale Innovative solutions Financial performance Complete Infrastructure Solutions End-to-end wireless transmission capabilities Transport, access, and carrier-grade Ethernet microwave systems Nodal processors Software upgrades Network management solutions Turnkey field services Software licensing to OEMs Large Global Customer Base Mobile & Fixed Wireless operators (cellular, GSM, 3G/UMTS, WiMAX) Government agencies Public utility and transportation companies State and local government & public safety providers Wireline operators Enterprise networks

Transaction Overview Financial Structure Harris contributes Microwave Communications Division and $25M of cash for 56% Stratex stockholders exchange their shares for 44% Fiscal year ending June 30 Projected Financial Performance Accretive to Stratex Networks EPS as early as fiscal year 2007 Governance Nine member board, 5/4 Harris/Stratex, majority non-employee Chuck Kissner - Non-Executive Chairman Includes Howard Lance, Harris Chairman and CEO Closing Conditions Regulatory Reviews and Stratex Shareholder Approval Expect three to four months (subject to change) * excluding a one-time gain as a result of the transaction, and acquisition and integration expenses ** excluding acquisition and integration expenses

Compelling Strategic and Financial Rationale Creates significantly greater scale - the largest independent provider of wireless transmission network solutions Compared to all suppliers - #3 Globally and #1 in North America Delivers complementary global distribution channels Minimal customer overlap and significantly expanded customer footprint Serves a large market with expected strong growth over next five years Offers customers an unmatched end-to-end product portfolio Offers expected annual savings of approximately $35M through product costs and operating expenses Creates a larger, highly relevant, and more competitive company Stronger financial performance Greater financial capacity Product leadership Ability to serve adjacent markets Positioned to Deliver Double-Digit Growth and Margin Expansion

A Strong Combined Offering Transport and access microwave radios Carrier-grade Ethernet transmission systems Network management software Turnkey field services Network planning Engineering Network implementation TRuepoint(tm) NetBoss(r)

Unmatched End-to-End Product Portfolio Other Independent Suppliers Transport SDH PDH Access SDH PDH Network management solutions IP Turnkey planning, engineering, and implementation Source: Management estimates

Complementary Global Distribution Channels With Less Than 5% Overlap $ 175 $ 11 $ 186 $ 29 $ 22 $ 51 $ 21 $ 56 $ 77 $ 100 $ 81 $ 181 $ 24 $ 72 $ 96 North America Latin America Middle East/Africa Europe (incl. Russia) Asia Pacific * Based on the latest twelve months ended June 30, 2006 Revenue by Region* ($ in millions) Harris $349 Stratex $242 Total $591 #3 Globally, #1 in North America, #2 in Middle East and Africa, and an expanded footprint across Europe, Asia, Latin America, and emerging growth markets of Russia and India

Geographic Strengths Geographic Opportunities Strong HSN Market & Product Positioning - Significant Growth Opportunities 3G Triple Play (Voice, Data & Video) Government Private Net North America Asia/Pacific Africa & Middle East Europe HSN Multi-Application Product Portfolio, Distribution, and Key Customer Relationships Russia & Eastern Europe Growth Expanding Services New IP Networks Very Strong Customer Relationships, Complete Solutions, Track Record in Difficult Environments Greenfield Networks Acquisitive Operators Ultra High-Growth Areas Highly Competitive Product Line, Local Sourcing, End-to-End Solutions, Strong Track Record High-Growth Countries China Resellers New Licenses

Chuck Kissner Chairman, Harris Stratex Networks, Inc. Guy Campbell Chief Executive Officer, Harris Stratex Networks, Inc. Tom Waechter Chief Operating Officer, Harris Stratex Networks, Inc. Organization Overview

Integration Effort Integration planning effort starts now Implementation of plan after deal close Must observe legal guidelines Steering Committee Team Leaders Functional areas

Value Creation Proposition Creates a leading independent provider of wireless transmission network solutions with leadership products and services from inception Provides the scale to win major contracts, deliver sustainable growth, and continued industry- leading innovation Delivers complementary geographical coverage resulting in a balanced global presence Results in a more valuable partner for a widely diversified global customer base Positioned for Profitable, Sustainable Growth

Legal Guidelines Act as two independent companies until deal closes (estimated 3-4 months, subject to change ) Regulatory Reviews Hart-Scott-Rodino SEC Must obtain shareholder approval

Summary Maintain Stratex Networks positive momentum Business as usual with focus on customer satisfaction Significant growth and financial advantages resulting from the new company New career opportunities for many Stratex Network employees Limited downside impact

DATE:	September 5, 2006

TO:	All Employees

FROM:	Chuck Kissner

SUBJECT:	Announced Merger Transaction with Harris Microwave Communications Division
Several years ago, we set in place a vision to become the largest independent provider of wireless transmission systems. The first step was a huge challenge — to develop and make successful the Eclipse™ family of products, a move that regained our standing as the industry innovator. The subsequent turnaround has been dramatic.
Our success has enabled us to take the next step — a very large step that without question creates a true industry leader.
Today we announced the signing of a definitive agreement under which Harris’ Microwave Communications Division and Stratex Networks will combine operations to form a new publicly-traded company — Harris Stratex Networks, Inc. Upon closing of this transaction, which is expected in three to four months pending stockholder approval and regulatory reviews, this combined company will be the largest independent provider of wireless network transmission solutions.
Until the transaction closes, we are required by law to act as separate companies. Certain planning activities can occur but there can be no implementation of these plans. In particular, collaboration of any kind on sales opportunities is prohibited and there can be no exchange of sensitive information such as prices, costs, market or product strategies. Guidance on which planning activities are allowable will be provided by legal counsel.

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This agreement was reached to create a larger, more competitive, pure-play wireless technology company capable of achieving stronger performance than if we remained two stand-alone companies. As many of you know, the wireless transmission market is highly competitive. This combination is a complementary one, where there is little overlap in customers, where we can leverage our R&D and where we can more effectively take advantage of growth opportunities. Overall, we anticipate that our financial, technical and operational strength will be enhanced.
Guy Campbell, current president of Harris’ Microwave Communications Division will be appointed chief executive officer of the combined company, Tom Waechter will be chief operating officer, and Sally Dudash, current VP and controller of Harris’ Microwave Communications Division will be chief financial officer. Upon closing, legal headquarters of the new company will be at the current headquarters site of the Harris Microwave Communications Division in Research Triangle Park, North Carolina, with headquarters functions both there and at the current site of Stratex Networks headquarters in San Jose, California. It is anticipated that the combined company’s board of directors will include representatives of both companies, and a number of Stratex Networks’ directors will join the new board. It is planned that I will be chairman of the board of the new company.
The combination has compelling potential synergies. By using the best of both product lines, the new company’s combined product line will be substantially broader than our current offerings. Eclipse will play an important role going forward, together with Harris’ TRuepoint™ products and service offerings. We anticipate some workforce reductions as well as new opportunities within the new company, but it is too soon to delineate specifics until the transaction closes.
Tom Waechter will communicate to you about other specifics of this transaction and our plans. He is hosting a Communications Meeting today that will also be available for replay.

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The strategic value of this combination is significant and will reshape the industry. The newly formed company will have superior scale enhancing our ability to win major contracts. It will have complementary geographical coverage resulting in a balanced global presence. The fact that there is minimal customer overlap will result in a more diverse customer base. The combination will result in a world-class engineering, marketing and support team and the ability to deliver a complete solution, including access, trunking, and services.
We are at the right place and the right time for this merger of two industry leaders.
I ask all employees to remain focused on achieving our current objectives. As we have taken each step, we’ve met each new challenge to emerge even stronger. There is no question that this step is a big one, and perhaps a necessary one. Staying on track now is important to being able to complete that step.
Additional Information and Where to Find It
This employee letter is for informational purposes only. In connection with the transaction, the parties will file a registration statement on Form S-4, which will include a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”).
This communication may be deemed to be solicitation material in respect of the proposed combination of Harris’ Microwave Communications Division with Stratex Networks. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to the stockholders of Stratex Networks. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus may also be obtained when available, without charge, by directing a request to Stratex Networks, Inc., 120 Rose Orchard Way, San Jose, CA 95134, Attention: Office of the Secretary, or to Harris Corporation, 1025 West NASA Blvd., Melbourne, FL 32919, Attention: Office of the Secretary.
Participants in Solicitation

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Stratex Networks, Harris Corporation and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Stratex Networks stockholders in respect of the proposed transaction. Information about the directors and executive officers of Stratex Networks is set forth in the proxy statement for Stratex Networks’ 2006 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2006. Information about the directors and executive officers of Harris is set forth in the proxy statement for Harris’ 2005 Annual Meeting of Stockholders, which was filed with the SEC on September 14, 2005. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition when it becomes available.
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